Exhibit 5.1

Opinion of Stoel Rives LLP

July 12, 2011

Board of Directors
RadiSys Corporation
5445 NE Dawson Creek Rd.
Hillsboro, OR 97124

We have been requested by RadiSys Corporation (the “Company”) to deliver this opinion in connection with the filing by the Company of a Registration Statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933 covering up to 323,123 shares of its common stock (the “Shares”) issuable as a result of the conversion of Continuous Computing Corporation, a Delaware corporation (“CCPU”), stock options granted under the Sixth Amended and Restated Continuous Computing Corporation 1998 Stock Incentive Plan, as amended (the “Plan”), into a right to purchase the Shares, pursuant to that certain Agreement and Plan of Merger, dated May 2, 2011, among the Company, Continuous Computing Corporation (“CCPU”), RadiSys Holdings, Inc., and Shareholder Representative Services LLC, as representative of the stockholders of CCPU and such other persons entitled to receive consideration thereunder, as amended. We have reviewed the corporate actions of the Company in connection with this matter and have examined those documents, corporate records, and other instruments we deemed necessary for the purposes of this opinion.

Based on the foregoing, it is our opinion that:

1.    The Company is a corporation validly existing under the laws of the state of Oregon; and

2.    The Shares (including any additional shares of the Company's common stock that become issuable pursuant to the anti-dilution provisions of the Plan) are authorized and, when issued pursuant to the Plan and upon receipt by the Company of any consideration to be paid or delivered in connection with such issuance, will be legally issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Stoel Rives LLP
Stoel Rives LLP